

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2014

Via E-mail
Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, CA 94107

> **Re:** **Fantex, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 25, 2014**
> **File No. 333-194256**

Dear Mr. French:

We have reviewed your response to our letter dated June 12, 2014 and have the following additional comment.

Our Brand Contracts, page 141

1. We note that Vernon Davis was selected to the most recent Pro Bowl, but did not play and therefore did not receive any Pro Bowl compensation. We also note that Vernon Davis recently failed to report to mandatory minicamp and will therefore be fined approximately $70,000. Please revise this section to include a more detailed discussion of what happens if a contract party does not comply with the terms of his NFL player contract. Please discuss, for example, whether fines are deducted from the player's salary and, if so, how that might impact brand income. Since there are reports that Vernon Davis has recently failed to report to mandatory minicamp, please also quantify the fines that may be assessed and brand income that may be forfeited if a player fails to report to training camp or holds out for a new contract during the regular season. Finally, please discuss any recourse you may have against a contract party for noncompliance with his NFL player contract. In the case of Vernon Davis, please discuss whether you intend to make any claims against him for forfeited brand income resulting from his failure to participate in the Pro Bowl or minicamp and, if applicable, any continuation of his holdout through training camp or the regular season.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217, Loan Lauren Nguyen, Special Counsel, at (202) 551-3642, or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Patrick A. Pohlen, Esq.
        Latham & Watkins LLP